                                              Filed by The J. M. Smucker Company
                                                   Commission File No. 001-05111
                                                                       333-68416
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: The Procter & Gamble Company
                                                   Commission File No. 001-00434

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                            THE J. M. SMUCKER COMPANY


                      [GRAPHIC OF JIF, SMUCKER'S & CRISCO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                            THE J. M. SMUCKER COMPANY


                          FORWARD LOOKING INFORMATION


THIS PRESENTATION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE INCLUDE STATEMENTS REGARDING ESTIMATES OF FUTURE EARNINGS AND CASH FLOWS AND EXPECTATIONS AS TO THE CLOSING OF THE TRANSACTION. OTHER UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, GENERAL ECONOMIC CONDITIONS WITHIN THE U.S., STRENGTH OF COMMODITY MARKETS FROM WHICH RAW MATERIALS ARE PROCURED AND THE RELATED IMPACT ON COSTS, ABILITY TO OBTAIN REGULATORY AND SHAREHOLDERS' APPROVAL, INCLUDING WITHOUT LIMITATION A PRIVATE LETTER RULING FROM THE INTERNAL REVENUE SERVICE, INTEGRATION OF THE ACQUIRED BUSINESSES IN A TIMELY AND COST EFFECTIVE MANNER, AND OTHER FACTORS AFFECTING SHARE PRICES AND CAPITAL MARKETS GENERALLY. OTHER RISKS AND UNCERTAINTIES THAT MAY MATERIALLY AFFECT THE COMPANY ARE DETAILED FROM TIME TO TIME IN REPORTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING FORMS 10-Q AND 10-K.

[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                   DISCLOSURE


THE COMPANY WILL FILE A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER OF THE JIF AND CRISCO BUSINESSES WITH AND INTO THE COMPANY WITH THE SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED MERGER. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE (WWW.SEC.GOV). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY THE COMPANY WITH RESPECT TO THE PROPOSED TRANSACTION MAY BE OBTAINED FREE OF CHARGE BY CONTACTING THE J. M. SMUCKER COMPANY, STRAWBERRY LANE, ORRVILLE, OHIO, 44667,
ATTENTION: INVESTOR RELATIONS OR BY TELEPHONE AT (330) 682-3000. THE COMPANY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE COMPANY'S SHAREHOLDERS. A LIST OF THE RESUMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTEREST IN THE COMPANY IS CONTAINED IN THE COMPANY'S PROXY STATEMENT DATED JULY 10, 2001, WHICH IS FILED WITH THE SEC. THE COMPANY'S SHAREHOLDERS MAY OBTAIN ADDITIONAL INFORMATION ABOUT THE INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE PROPOSED MERGER BY READING THE PROXY STATEMENT PROSPECTUS WHEN IT BECOMES AVAILABLE. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                     AGENDA


                      - The "New" J. M. Smucker Company

                      - Transaction Overview

                      - Category & Product Overview

                      - Enhanced Shareholder Value

                      - Summary

                      - The J. M. Smucker Company Overview

[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                        THE "NEW" J. M. SMUCKER COMPANY


                  [GRAPHIC OF JIF, SMUCKER'S & CRISCO PRODUCTS]

[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                       THREE LEADING AMERICAN ICON BRANDS


                           --------------------------
                           ENHANCED SHAREHOLDER VALUE
                           --------------------------

                                   [UP ARROW]

                ----------------------------------------------------
                                    THE "NEW"
                                  J. M. SMUCKER
                                     COMPANY
                ----------------------------------------------------

                [UP ARROW]         [UP ARROW]           [UP ARROW]

                [JIF LOGO]      [SMUCKER'S LOGO]       [CRISCO LOGO]





[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                         THE "NEW" J. M. SMUCKER COMPANY


                [JIF LOGO]      [SMUCKER'S LOGO]       [CRISCO LOGO]


                      - Three #1 American Icon Food Brands

                      - Strong Cash Flow and Balance Sheet

                      - Platform for Future Growth


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                           SMUCKER'S, JIF AND CRISCO

                          -- A POWERFUL COMBINATION --


-    Three #1 American icon brands

-    Strengthened platform for future growth

-    Natural, strategic fit

        - Same distribution channels, similar customers and consumers, quality reputation, and sold in center of aisle within the retail store

- Highly accretive to earnings - expect to increase net income to $95 - $105 million in first full year and potential to grow EPS by 30% - 40%

- Provides substantial cash flow creating greater opportunities to acquire additional leading brands

- Complements Smucker's extensive broker network to provide more critical mass to better serve customers

-    Expertise in managing and leveraging leading brands

[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]

                        THE "NEW" J. M. SMUCKER COMPANY

                                   [JIF LOGO]

- Market leader in peanut butter category for 20 years

- 34% share in $860 million peanut butter category

- Superior distribution
  - 99% of ACV

- Strong brand equity

                                [SMUCKER'S LOGO]

- Leader in fruit spreads, ice cream toppings, and health and natural foods beverages in U.S.

- 40% share in $745 million fruit spread category

- Participates in multiple distribution channels

- Strong brand equity

                                  [CRISCO LOGO]

- Market leader in cooking oil and shortening in U.S.

- 24% share in $1.5 billion category

- Superior distribution
  - 99% of ACV

- Strong brand equity


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                              TRANSACTION OVERVIEW


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                TERMS OF THE DEAL

-    Transaction uses a "Revised Morris Trust" Structure

     -   Benefits

          - The "new" Smucker emerges as a financially strong company with a solid balance sheet to support future growth

          - Allows Smucker to approximately double sales and nearly triple earnings from current levels by FY 2003 without leveraging balance sheet

          -   Tax-free to both P&G and its shareholders

     -   Details

          - Jif and Crisco and associated assets and certain liabilities spun off from P&G and immediately merged with Smucker

          - P&G shareholders receive one share of "New" Smucker stock for every 50 shares of P&G

          - Smucker shareholders exchange each of their existing shares for an expected .96 share of "New" Smucker

          - Transaction subject to regulatory and Smucker shareholder approvals and a private letter ruling from the IRS confirming the tax-free treatment

          -   Expected Close - 2nd Calendar Quarter 2002



[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                           CATEGORY & PRODUCT OVERVIEW


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                THE "NEW" SMUCKER
                                BRAND LEADERSHIP


[BAR CHART]

                                       % DOLLAR
                                   SHARE OF CATEGORY
FRUIT SPREADS  $745 million             40.0%
NEXT BRAND                              15.0%

PEANUT BUTTER  $860 million             34.0%
NEXT BRAND                              21.0%

COOKING OILS  $1.3 billion              25.0%
NEXT BRAND                              18.0%

SHORTENING  $200 million                73.0%
NEXT BRAND                               9.0%


                                                                    OCTOBER 2001
[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                     [JIF LOGO]


                                     SMUCKER
                               CATEGORY LEADERSHIP


[BAR CHART]

                                       % DOLLAR
                                   SHARE OF CATEGORY

FRUIT SPREADS  $745 million             40.0%
NEXT COMPETITOR                         20.0%

ICE CREAM TOPPINGS  $105 million        61.9%
NEXT COMPETITOR                         23.6%

NATURAL BEVERAGES  $100 million         52.9%
NEXT COMPETITOR                         15.8%


                                                                    OCTOBER 2001
[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                          NET SALES BY PRODUCT CATEGORY

           BEFORE
           ------


[PIE CHART]

Fruit Spreads               47%
Other                        7%
Hand-Held                    5%
Formulated                  15%
Beverage                    10%
Peanut Butter                7%
Toppings/Syrups              9%

           AFTER
           -----


[PIE CHART]

Fruit Spreads               24%
Shortening/Oil              25%
Other                        4%
Hand-Held                    2%
Formulated                  10%
Beverage                     5%
Peanut Butter               26%
Toppings/Syrups              4%


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                           ENHANCED SHAREHOLDER VALUE


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                         PROJECTED FINANCIAL PERFORMANCE

                                                 Projected
                              FYE 4/30            FYE 4/30
($ in Millions)                2001(1)             2003(2)
----------------              --------           ---------
Revenues                       $  651              $1,355
EBITDA                         $   83              $  228
Margin                             13%                 17%
Net Income                     $   33         $95 - $105(3)
E.P.S.                         $ 1.30         $1.90 - $2.10(3)



(1)  Excludes nonrecurring and changes in accounting method

(2)  Represents first full year of integration

(3) Reflects the Company's expectation to incur approximately $6 million in one-time transition costs and $10-$15 million in investment spending


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                SHAREHOLDER VALUE

- Smucker stock prior to deal announcement traded at a forward P/E of about 19x FY2002 earnings

- Projected Smucker FY2003 earnings following completion of the deal will increase to $95 - $105 million after-tax

- Assuming approximately 49.4 million shares outstanding, EPS would be in the range of $1.90 - $2.10

- Transaction will result in increased liquidity of the shares and a move from a small-cap to a mid-cap stock, resulting in the potential for a higher multiple

- Smucker intends to continue its strong dividend practice, with pay-out ratios in the range of 40% - 50% of book earnings


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                MAXIMIZING VALUE

-    Create Revenue Growth

      -   Increased and focused marketing expenditures on Jif and Crisco

      -   New product introductions

      -   Acquisitions of other leading brands

-    Seamless Integration

      -   Employee transition, information systems & back office/administration

      -   Utilization of existing broker network

-    Capture Synergies

      - Leverage marketing, sales, and administrative infrastructure to support Jif and Crisco

      - Complements broker network giving more critical mass to better serve customers

      -   Leverage purchasing synergies

      -   Brand management


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                       THE J. M. SMUCKER COMPANY OVERVIEW


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                              SMUCKER BASIC BELIEFS


  BASIC BELIEFS ARE AN EXPRESSION OF THE COMPANY'S VALUES AND PRINCIPLES THAT GUIDE STRATEGIC BEHAVIOR AND DIRECTION. THE BASIC BELIEFS ARE DEEPLY ROOTED IN
  THE PHILOSOPHY AND HERITAGE OF THE COMPANY'S FOUNDER, JEROME MONROE SMUCKER.


QUALITY

Quality applies to our products, our manufacturing methods, our marketing efforts, our people, and our relationships with each other.

PEOPLE

We will be fair with our employees and maintain an environment that encourages personal responsibility within the Company and the community.

ETHICS

The same, strong ethical values on which our Company was founded provide the standards by which we conduct our business as well as ourselves.

GROWTH

Along with day-to-day operations, we are also concerned with the potential of our Company and its employees.

INDEPENDENCE

We have a strong commitment to stewardship of the Smucker name and heritage.


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                              THE SMUCKER ADVANTAGE

-    Consistency of top management team/leadership

-    Financial strength and capabilities

-    Excellence in marketing and distribution

-    Proven ability to grow market share

-    History of maximizing potential of leading brands

-    Key strategic partnering relationships

-    New product expertise

-    Commitment to employees and basic beliefs


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                     SUMMARY


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                         THE "NEW" J. M. SMUCKER COMPANY


[JIF LOGO]                      [SMUCKER'S LOGO]                   [CRISCO LOGO]



                    -    Three #1 American Icon Food Brands

                    -    Strong Cash Flow and Balance Sheet

                    -    Platform for Future Growth


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

                                [SMUCKER'S LOGO]


          [JIF LOGO]                                     [CRISCO LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]




                           THE J. M. SMUCKER COMPANY
                               OTHER INFORMATION




[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]

                             SMUCKER COMPANY HISTORY



      The J. M. Smucker Company was founded in 1897, when the Company's namesake and founder, Jerome M. Smucker opened a small, custom apple cider mill in Orrville, Ohio. He began selling his first product apple butter from the back of a horse-drawn wagon.

[PHOTO]

      Today, The J. M. Smucker Company is the market leader in fruit spreads, ice cream toppings, health and natural foods beverages and natural peanut butter in North America. Smucker is also known internationally through other brand names: "Double Fruit," "Shirriff," and "Good Morning" in Canada, and "IXL" in Australia.

[PHOTO]

      For over 100 years, The J. M. Smucker Company has been headquartered in Orrville, Ohio and has been family run for four generations. The Company has over 2,000 employees worldwide and distributes products in more than 70 countries.


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]

                           STRATEGIC BUSINESS AREAS:
                                 MARKETS SERVED


BUSINESS AREA

-     CONSUMER               Grocery, Military, Mass Retail, Warehouse Club

-     INDUSTRIAL             Formulated ingredients for use in products of other
                             food manufacturers

-     FOODSERVICE            Restaurants, Transportation, Healthcare, and
                             Education

-     BEVERAGE               Health & Natural Foods and Grocery

-     SPECIALTY              Specialty, Gourmet shops, and Grocery

-     INTERNATIONAL          Canada, Australia, Mexico and Export (primarily
                             China and the Pacific Rim, Latin America,
                             Eastern Europe, and the Middle East)

[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]

                          CATEGORIES AND MAJOR BRANDS

FRUIT SPREADS

-    SMUCKER'S

     -  TRADITIONAL

     -  LOW SUGAR

     -  SIMPLY 100% FRUIT

     -  SUGAR FREE

     -  SNACKERS

-    MARY ELLEN

-    LOST ACRES

-    DICKINSON'S

-    DOUBLE FRUIT (CANADA)

-    GOOD MORNING (CANADA)

-    SHIRRIFF (CANADA)*

-    IXL (AUSTRALIA)

-    ALLOWRIE (AUSTRALIA)


DESSERT TOPPINGS

-    SMUCKER'S

     -  SPOONABLES

     -  SUNDAE SYRUPS

     -  SPECIAL RECIPE

     -  MAGIC SHELL

     -  DOVE*

     -  3 MUSKETEERS*

     -  SUGAR FREE

     -  PLATESCAPERS

-    DICKINSON'S


PEANUT BUTTER

-    SMUCKER'S

     -  NATURAL

     -  GOOBER

-    LAURA SCUDDER'S

-    ADAMS


BEVERAGES

-    R. W. KNUDSEN

     -  SPRITZER

     -  SIMPLY NUTRITIOUS

     -  RECHARGE

-    SANTA CRUZ ORGANIC

-    AFTER THE FALL

-    NATURAL BREW

-    ROCKET JUICE

-    SMUCKER'S POWDERED LEMONADE


SPECIALTIES

-    UNCRUSTABLES

-    FRUIT SYRUPS

-    MUSTARDS & CONDIMENTS

-    MARINADES, SAUCES, DRESSINGS

-    FRUIT BARS (IXL)


CONFECTIONS**

-    SMUCKER'S

     -  JELLY BEANS



*LICENSED TRADEMARKS

** MARKETED UNDER LICENSE BY BRACH

[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]

                        MANAGEMENT WITH SUCCESSFUL TRACK
                             RECORD IN BRANDED FOOD

TIMOTHY SMUCKER    Chairman & Co-CEO

                   -    4th generation of family management
                   -    30+ years of leadership in the food industry

RICHARD SMUCKER    President & Co-CEO

                   -    4th generation of family management
                   -    30+ years of leadership in the food industry

STEVE ELLCESSOR    Vice President, Finance & Administration & General Counsel

VINCENT BYRD       Vice President & General Manager, Consumer Market

                   -    25 years with The J. M. Smucker Company
                   -    Treasurer; Managing Director, Henry Jones Foods
                        (Australia); and Vice President, International Markets

STEVE OAKLAND      Vice President & General Manager, Crisco

                   -    18 years with The J. M. Smucker Company
                   -    General Manager, J. M. Smucker (Canada); Vice President
                        & General Manager, Foodservice Market


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                            ACQUISITIONS SINCE 1996


1997    Kraft (U.S. Retail)                          Fruit Spreads

1998    Silvan Foods (Allowrie Brand)                Fruit Spreads - Australia

1998    Garratt & Gunn Ltd. (Mrs. Wiggle's Brand)    Juice Beverages

1998    Beta                                         Fruit Bars - Australia

1998    Carriere                                     Sweet Spreads - Canada

1998    menUSAvers                                   Frozen PB&J Sandwich -
                                                     Foodservice

1999    Adams                                        Natural Peanut Butter

1999    Danone S.A.                                  Fruit Ingredients - Brazil

2000    Taylor's Foods Pty. Ltd.                     Marinades, Sauces, and
                                                     Salad Dressings - Australia

2000    Glen Ewin                                    Fruit Spreads - Australia


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]


                                   NET SALES

                                  [BAR CHART]

                             ANNUALIZED GROWTH RATE
                                 10 YEAR = 4.2%
                                  5 YEAR = 4.4%


            $ IN MILLIONS
            -------------
1991            $430.8
1992            $459.3
1993            $465.5
1994            $479.1
1995            $512.3
1996            $525.5
1997            $534.7
1998            $574.9
1999            $612.7
2000            $641.9
2001            $651.2


[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

[SMUCKER'S LOGO]                                                      [JIF LOGO]

                         EARNINGS & CASH FLOW PER SHARE



                              [BAR AND LINE CHART]



               1991      1992      1993      1994      1995      1996      1997      1998      1999      2000      2001
               ----      ----      ----      ----      ----      ----      ----      ----      ----      ----      ----
                                                             $ PER SHARE
EPS            1.07      1.16      1.27      1.10      1.12      1.01      1.06      1.25      1.30      1.26      1.30

CASH FLOW      1.47      1.59      1.71      1.61      1.67      1.61      1.81      2.03      2.10      2.17      2.36




Excludes nonrecurring and cumulative effect adjustment



[CRISCO LOGO]                                                   [SMUCKER'S LOGO]

                           THE J. M. SMUCKER COMPANY

                      [GRAPHIC OF JIF, SMUCKER'S & CRISCO]